Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM INTRODUCES INTELLITAB™: A PROPRIETARY ABUSE-MISUSE-DETERRENT TECHNOLOGY PLATFORM

– Positive Pharmacokinetic Study Results on First INTELLITAB ™ Product Demonstrates Proof-of-Concept  –

LAVAL, Québec (April 21, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today introduced INTELLITAB™, the brand name for its proprietary abuse and misuse-deterrent technology platform.  The INTELLITAB™ platform, which can deliver one or more therapeutic drugs in combination over periods of up to 24 hours, has the potential to provide a patient with a controlled release medication while minimizing the risk of intentional abuse or accidental misuse.

“Intentional abuse and accidental misuse of prescription medications is a serious and growing socio-health problem and increasingly becoming the focus of patients, public advocacy groups, government agencies and the global pharmaceutical industry,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “The development of safer pharmaceutical formulations is a major new direction for the industry, not unlike the advent of child-proof caps was to packaging several decades ago.  It just makes sense that if we, as an industry, can offer patients less abusable formulations of existing medications, we should.”

INTELLITAB™:  Smarter Drug Delivery

Controlled-release formulations of oral dose therapeutics can contain up to six-times the amount of active ingredient contained in a conventional formulation of the same drug.  If damaged, either deliberately or accidentally by chewing, breaking, crushing and heating, or consuming with alcohol, these formulations risk releasing potentially harmful levels of active ingredient (commonly known as ‘dose dumping’). For many high potency controlled release therapeutics, ‘dose dumping’ can result in serious patient harm unless novel technologies are employed to reduce the potential risk.

Labopharm’s INTELLITAB™ technology platform enables controlled-release, single and combination drug medications to mitigate against ‘dose dumping’. INTELLITAB™’s proprietary delivery mechanisms maintain the controlled-release properties of a drug even if the tablet is broken, crushed or consumed with alcohol. Additionally, INTELLITAB™’s tablets, if crushed and added to water, alcohol or other solvents, form a solid matrix that will prevent intravenous injection or insufflation (snorting).

The INTELLITAB™ platform does not require potentially non-therapeutic additives (such as antagonists or irritants) that might impact the therapy or endanger the health of the patient, or chemical analogues, that might reduce the efficacy of a clinically proven drug molecule.   Importantly, the INTELLITAB™ platform has the ability to deliver two or more active ingredients in a single tablet, which may provide Labopharm with a unique advantage in the development of abuse and misuse-deterrent drug formulations.

Positive Pharmacokinetic Study Results on First INTELLITAB ™ Oxycodone-Acetaminophen Formulation

Labopharm has positive pharmacokinetic (PK) study results for its first INTELLITAB™ product, a twice-daily, abuse and misuse-deterrent formulation of the analgesic product that combines oxycodone and acetaminophen in a single tablet. Approximately 40 million prescriptions were written for oxycodone-acetaminophen combination products in the U.S. in 2009.

The study was a randomized, three-way cross-over study to compare the PK profile of a single dose of Labopharm’s INTELLITAB™-based oxycodone-acetaminophen formulation with two doses of immediate release oxycodone-acetaminophen (Percocet®), as well as to determine the effect of crushing Labopharm’s INTELLITAB™-based oxycodone-acetaminophen formulation on its PK profile.

The results of the study demonstrated that Labopharm’s extended release, INTELLITAB™-based oxycodone-acetaminophen formulation met the regulatory requirements for bioavailability compared to the same dose of the immediate release formulation administered six hours apart, as well as controlled release of both oxycodone and acetaminophen over a 12-hour period.  Importantly, the study also demonstrated the ability of INTELLITAB™ to control the release of oxycodone when crushed, such that bioequivalent exposure with the intact INTELLITAB™ tablets and intact immediate release formulation is achieved and controlled release properties are maintained.

Mr. Howard-Tripp added, “We are very encouraged by the positive results of our pilot PK study, which validates the INTELLITAB™ concept in humans.  Based on these results, we look forward to initiating the pivotal clinical trial program on our formulation, as well as exploring opportunities to possibly partner with pharmaceutical companies on this product, as well as other potential products for which applying the INTELLITAB™ platform may be beneficial.”

Labopharm previously completed a proof-of-concept study for INTELLITAB™ using its once-daily tramadol as a representative for controlled-release opioid drugs. The study demonstrated controlled-release characteristics and bioequivalence to Labopharm’s existing once-daily tramadol product, while in vitro studies demonstrated a range of abuse- and misuse-deterrent characteristics.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 19 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements, including, statements concerning the potential of the Company's INTELLITAB™ platform to provide controlled release medication minimizing the risk of intentional abuse or accidental misuse, statements concerning the Company's ability or intent to carry out future clinical trials and statements concerning the potential partnering of the Company’s products, which reflects the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com